

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2011

Via Email

Jeffrey Weiner
Chief Executive Officer
LinkedIn Corporation
2029 Stierlin Court
Mountain View, CA 94043

> **Re: LinkedIn Corporation**
> **Supplemental Submission Dated April 22, 2011**
> **Registration Statement on Form S-1**
> **File No. 333-171903**

Dear Mr. Weiner:

We have reviewed your supplemental submission and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 44

Critical Accounting Policies and Estimates, page 59

Stock-Based Compensation, page 61

1.   We note from your response to comment 24 of our letter dated February 24, 2011 that
there was a significant increase in the fair value of your underlying common stock from
April 7, 2011 to April 20, 2011, which was due to varying factors. In your response,
please identify the main factors that primarily contributed to this increase. In addition,
please provide us with the following information:

- Quantify the increase in the stock price from the lack of a marketability and/or
illiquidity discount;
- Explain why the non-marketability discount of 5.0% for the April 4, 2011 did not
change from the February 2011 valuation;
- Tell us the names of the different comparable companies used by the underwriters
and how they quantitatively impacted the difference between the company's valuation
analysis and the estimated IPO price range;
- Tell us why the company did not consider using the different comparable companies
used by the underwriters in its valuation analysis;

- Explain how the financial metrics utilized vary in the underwriter's versus the company's analysis;
- Quantify the long term growth rate utilized by the underwriters and the company and explain why there was a difference;
- Provide quantitative information to support the growth in the company's performance and quantify the impact this had on the increase in the underlying common stock price.

2. After reviewing your response to the preceding comment, any revisions to your disclosure in conjunction with our review of your updated interim financial statements, and your response to comment 1 of our letter dated April 20, 2011, we may have further comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Jeffrey D. Saper, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.